Exhibit 107
EX-FILING FEES

Calculation of Filing Fee Table
Schedule TO
(Form Type)
Hancock Park Corporate Income, Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$500,010	0.01476%	$73.80

Fees Previously Paid	$0		$0.00

Total Transaction Valuation	$500,010

Total Fees Due for Filing			$73.80

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$73.80